SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 1, 2003]

METSO CORPORATION
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

SIGNATURES

Date December 1, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Jorma Eloranta appointed as new President and CEO of Metso Corporation

(Helsinki, Finland, December 1, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has decided in its meeting on November 28, 2003 to appoint Jorma Eloranta, M.Sc. (Tech.), President and CEO of Metso Corporation. Jorma Eloranta will start in his new position on March 1, 2004.

Jorma Eloranta is currently President and CEO of Kvaerner Masa-Yards Inc. Under his leadership Kvaerner Masa-Yards has executed a significant turnaround program and improved its profitability to a good level. Prior to his current position, he has been President and CEO of Patria Industries Group, Deputy Chief Executive of Finvest Group and Jaakko Pöyry Group as well as President of Finvest Oy.

“Metso is the market leader of papermaking lines and rock and minerals processing systems. To become the market leader, you must have not only products and services the customer rates the best but also the most cost-efficient way of operating. The starting point is to ensure that the development of Metso’s strengths is customer-driven, and that Metso continuously improves its technology leadership and competitiveness. This will enable improved profitability and cashflow and increased shareholder value. Metso’s ongoing efficiency improvement programs will naturally continue at full speed, “ says Jorma Eloranta.

After Jorma Eloranta starts in his new position as the Corporation’s President and CEO, Olli Vaartimo, Executive Vice President and CFO, who has been acting President and CEO of Metso Corporation, will continue as Metso’s Executive Vice President, CFO and deputy to CEO.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Matti Kavetvuo, Chairman of the Board, Metso Corporation, tel. +358 204 84 3010
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Jorma Eloranta, President and CEO, Kvarner Masa-Yards Inc., tel. +358 9 194 22 01

Metso’s new President and CEO Jorma Eloranta will be presented to the press today at 1.00 pm local time at Metso’s headquarters, Fabianinkatu 9 A, Helsinki.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.